CitizensSelect Funds

CITIZENSSELECT PRIME MONEY MARKET FUND

ANNUAL REPORT   April 30, 2005

CITIZENS
FINANCIAL GROUP, INC.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for CitizensSelect Prime Money Market Fund, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James G. O'Connor.

While most longer-term investments produced mixed results over the reporting period, higher interest rates helped improve the yields of money market instruments. Between the Federal Reserve Board's initial rate hike in June 2004 and the reporting period's end, the overnight federal funds rate rose from 1% to 2.75%. What's more, yield differences across the money market's maturity spectrum have widened, offering investors opportunities to capture incrementally higher levels of current income.

In this rising interest-rate environment, the money market investments that are right for you depend on your current liquidity needs, future goals and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your portfolio diversification and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



DISCUSSION OF FUND PERFORMANCE

James G. O'Connor, Portfolio Manager

How did CitizensSelect Prime Money Market Fund perform during the period?

During the 12-month period ended April 30, 2005, the fund produced yields of 1.70% for Class A shares, 1.45% for Class B shares, 1.20% for Class C shares and 0.93% for Class D shares. Taking into account the effects of compounding, the fund produced effective yields[1] of 1.71% for Class A shares, 1.46% for Class B shares, 1.20% for Class C shares and 0.94% for Class D shares.[2]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic and foreign banks or their subsidiaries or branches; repurchase agreements, including tri-party repurchase agreements; asset-backed securities; high-grade commercial paper; and other short-term corporate obligations, including those with floating or variable rates of interest. Normally, the fund invests at least 25% of its net assets in bank obligations.

What other factors influenced the fund's performance?

The fund was influenced by steadily rising interest rates in a moderately growing U.S. economy. Just as the reporting period began, an unexpectedly strong employment report and rising energy prices led to concerns that long-dormant inflationary pressures might be reemerging, and money market yields at the longer end of the maturity spectrum began to rise. At the same time, investors began to

anticipate that the Federal Reserve Board (the "Fed") might tighten monetary policy as early as the next meeting of the Federal Open Market Committee ("FOMC") in June. Indeed, on June 30, the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years.

However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. As a result, longer-term bond prices rallied and their yields fell. Money market yields rose, however, when the Fed again increased the federal funds rate at the August and September FOMC meetings.

Economic activity continued to gather momentum in the fall of 2004, and energy prices hit their 2004 peak in October. In November, the end of the presidential election lifted a cloud of uncertainty from the financial markets, and at its December 2004 FOMC meeting, the Fed stated that economic activity was growing at a moderate pace and job creation was on an upward trend. It was later confirmed that the U.S. economy grew at a 3.8% annualized rate during the fourth quarter of 2004 and by a relatively robust 4.4% rate for the year overall.

As most analysts expected, the Fed raised its target for the federal funds rate at its FOMC meetings in February and March 2005. In its announcement of the March rate increase to 2.75%, the Fed noted that "pressures on inflation have picked up in recent months and pricing power is more evident." This more hawkish tone, together with additional evidence of economic strength, caused investors' inflation concerns to intensify.

Even as the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might be hitting another soft patch. However, it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. While these data provided some encouragement that high energy prices had not

hindered the economic expansion, difficulties encountered by the airline and automotive industries were regarded as threats to consumer and business confidence and spending in the months ahead.

In this rising interest-rate environment, we began early in the reporting period to shift toward a more defensive investment posture by allowing the fund's weighted average maturity to fall toward a range we consider shorter than industry averages. While we generally maintained this position throughout the remainder of the reporting period, we occasionally shortened or extended the fund's weighted average maturity to reflect prevailing market conditions and the proximity of upcoming FOMC meetings.

What is the fund's current strategy?

Just days after the reporting period's end, the Fed implemented its eighth consecutive rate hike, increasing the federal funds rate to 3%. Like many market participants, we expect further increases in short-term interest rates as the Fed attempts to reach a "neutral" posture, but we believe that recent economic cross-currents have made the Fed more sensitive to incoming economic data. Accordingly, we have continued to maintain the fund's relatively short weighted average maturity in an attempt to boost liquidity and capture potentially higher yields should they become available.

May 16, 2005

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in CitizensSelect Prime Money Market Fund from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2005

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 3.49	$ 5.07
Ending value (after expenses)	$1,010.90	$1,009.70	$1,008.40	$1,006.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 3.51	$ 5.11
Ending value (after expenses)	$1,023.80	$1,022.56	$1,021.32	$1,019.74

† *Expenses are equal to the fund's annualized expense ratio of .20% for Class A, .45% for Class B, .70% for Class C and 1.02% for Class D; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Negotiable Bank Certificates of Deposit−15.4%	Principal Amount ($)	Value ($)
American Express Centurion Bank 2.80%, 5/3/2005	15,000,000	15,000,000
Banco Bilbao Vizcaya Argentaria, S.A. (Yankee) 3.01%, 6/24/2005	15,000,000	15,000,223
Bank of America N.A. (Yankee) 2.81%, 2/22/2006	10,000,000 [a]	10,000,000
Barclays Bank PLC (Yankee) 3.00%, 6/24/2005	15,000,000	15,000,000
Washington Mutual Bank 3.02%, 6/27/2005	15,000,000	15,000,000
Total Negotiable Bank Certificates of Deposit (cost $70,000,223)		**70,000,223**

Commercial Paper−49.4%		
ANZ International Ltd. 2.99%, 6/23/2005	15,000,000	14,934,412
Atlantis One Funding Corp. 3.02%, 6/22/2005	15,000,000 [b]	14,935,000
Bear Stearns Cos. Inc. 2.89%, 6/6/2005	15,000,000	14,956,950
Deutsche Bank Financial LLC 2.94%, 5/2/2005	15,000,000	14,998,775
General Electric Capital Corp. 3.04%, 7/6/2005	15,000,000	14,916,950
General Electric Capital Services Inc. 3.02%, 6/22/2005	15,000,000	14,935,000
HBOS Treasury Services PLC 2.90%, 6/9/2005	15,000,000	14,953,281
K2 (USA) LLC 3.00%, 6/27/2005	15,000,000 [b]	14,929,344
Mane Funding Corp. 3.02%, 6/24/2005	15,000,000 [b]	14,932,500
Morgan Stanley Dean Witter Finance Ltd. 3.10%, 7/18/2005	15,000,000	14,899,900
Prudential Funding LLC 2.97%, 5/2/2005	15,000,000	14,998,763

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Solitaire Funding LLC		
3.02%, 6/22/2005	15,000,000 [b]	14,935,000
UBS Finance Delaware LLC		
2.94%, 5/2/2005	15,000,000	14,998,775
Westpac Capital Corp.		
3.03%, 7/6/2005	15,000,000	14,917,225
White Pine Corp. Ltd.		
3.10%, 7/22/2005	15,000,000 [b]	14,894,938
Total Commercial Paper		
(cost $224,136,813)		**224,136,813**

Corporate Notes–4.4%		
Harrier Finance Funding (U.S.) LLC		
2.94%, 11/15/2005	10,000,000 [a,b]	9,999,360
Royal Bank of Scotland PLC		
2.97%, 5/16/2006	10,000,000 [a]	10,000,000
Total Corporate Notes		
(cost $19,999,360)		**19,999,360**

U.S. Government Agencies–5.5%		
Federal Home Loan Banks, Floating Rate Notes		
2.81%, 4/11/2006	15,000,000 [a]	14,991,489
Federal National Mortgage Association, Notes		
1.60%, 5/13/2005	10,000,000	10,000,000
Total U.S. Government Agencies		
(cost $24,991,489)		**24,991,489**

Time Deposits–25.3%		
BNP Paribas (Grand Cayman)		
2.97%, 5/2/2005	15,000,000	15,000,000
Branch Banking & Trust Co. Inc. (Grand Cayman)		
2.97%, 5/2/2005	15,000,000	15,000,000
Chase Manhattan Bank USA (Grand Cayman)		
2.93%, 5/2/2005	15,000,000	15,000,000

Time Deposits (continued)	Principal Amount ($)	Value ($)
Fortis Bank (Grand Cayman)		
2.94%, 5/2/2005	15,000,000	15,000,000
Key Bank N.A. (Grand Cayman)		
2.94%, 5/2/2005	14,000,000	14,000,000
Societe Generale (Grand Cayman)		
2.94%, 5/2/2005	15,000,000	15,000,000
State Street Bank & Trust Co. (Grand Cayman)		
2.94%, 5/2/2005	12,000,000	12,000,000
U. S. Bank N.A. (Grand Cayman)		
2.94%, 5/2/2005	14,000,000	14,000,000
Total Time Deposits		
(cost $115,000,000)		**115,000,000**
Total Investments (cost $454,127,885)	**100.0%**	**454,127,885**
Cash and Receivables (Net)	**.0%**	**82,222**
Net Assets	**100.0%**	**454,210,107**

a *Variable interest rate—subject to periodic change.*
b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005 these securities amounted to $84,626,142 or 18.6% of net assets.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	66.0	Government Agency	5.4
Asset Backed−Structured		Asset Backed-Multiseller Programs	3.3
Investment Vehicles	8.8	Insurance	3.3
Brokerage Firms	6.6		
Finance	6.6		**100.0**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	454,127,885	454,127,885
Interest receivable		298,418
		454,426,303
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(d)		58,958
Due to Citizens–Note 2(d)		100,453
Cash overdraft due to Custodian		56,785
		216,196
Net Assets ($)		**454,210,107**
Composition of Net Assets ($):		
Paid-in capital		454,215,364
Accumulated net realized gain (loss) on investments		(5,257)
Net Assets ($)		**454,210,107**

Net Asset Value Per Share

Class A Shares	
Net Assets ($)	134,493,259
Shares Outstanding	134,494,686
Net Asset Value Per Share ($)	**1.00**
Class B Shares	
Net Assets ($)	246,689,187
Shares Outstanding	246,692,291
Net Asset Value Per Share ($)	**1.00**
Class C Shares	
Net Assets ($)	44,672,052
Shares Outstanding	44,672,659
Net Asset Value Per Share ($)	**1.00**
Class D Shares	
Net Assets ($)	28,355,609
Shares Outstanding	28,355,728
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended April 30, 2005

Investment Income ($):	
Interest Income	**7,650,201**
Expenses:	
Management fee–Note 2(a)	398,377
Administrative service fees–Note 2(c)	711,119
Omnibus account service fees–Note 2(d)	398,377
Distribution plan fees–Note 2(b)	168,142
Total Expenses	**1,676,015**
Less–waiver of fees due to undertakings–Note 2(b)	(7,608)
Net Expenses	**1,668,407**
Investment Income–Net	**5,981,794**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(5,079)**
Net Increase in Net Assets Resulting from Operations	**5,976,715**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2005	2004
Operations ($):		
Investment income−net	5,981,794	3,294,502
Net realized gain (loss) on investments	(5,079)	(178)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,976,715**	**3,294,324**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(1,990,376)	(700,540)
Class B shares	(3,356,829)	(2,386,768)
Class C shares	(506,604)	(197,848)
Class D shares	(127,985)	(9,346)
Total Dividends	**(5,981,794)**	**(3,294,502)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	713,868,654	372,423,651
Class B shares	1,074,499,479	1,129,714,301
Class C shares	139,730,473	136,223,799
Class D shares	81,264,988	16,170,772
Dividends reinvested:		
Class A shares	645,777	218,990
Class B shares	610,344	373,998
Class C shares	363,626	156,360
Class D shares	123,397	9,329
Cost of shares redeemed:		
Class A shares	(650,687,009)	(367,284,022)
Class B shares	(1,076,814,000)	(1,357,921,871)
Class C shares	(169,195,333)	(122,994,046)
Class D shares	(55,506,754)	(14,990,346)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**58,903,642**	**(207,899,085)**
Total Increase (Decrease) in Net Assets	**58,898,563**	**(207,899,263)**
Net Assets ($):		
Beginning of Period	395,311,544	603,210,807
End of Period	**454,210,107**	**395,311,544**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,		
Class A Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.017	.009	.014
Distributions:			
Dividends from investment income—net	(.017)	(.009)	(.014)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.71	.91	1.42
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.20	.20	.20
Ratio of net expenses to average net assets	.20	.20	.18
Ratio of net investment income to average net assets	1.72	.90	1.39
Net Assets, end of period ($ X 1,000)	134,493	70,667	65,309

[a] From May 1, 2002 (commencement of operations) to April 30, 2003.
See notes to financial statements.

Class B Shares	Year Ended April 30,		
	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.014	.007	.012
Distributions:			
Dividends from investment income—net	(.014)	(.007)	(.012)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.46	.65	1.18
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.45	.45	.45
Ratio of net expenses to average net assets	.45	.45	.42
Ratio of net investment income to average net assets	1.47	.66	1.12
Net Assets, end of period ($ X 1,000)	246,689	248,396	476,230

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

	Year Ended April 30,		
Class C Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.012	.004	.010
Distributions:			
Dividends from investment income—net	(.012)	(.004)	(.010)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.20	.40	.98
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.70	.70	.70
Ratio of net expenses to average net assets	.70	.70	.62
Ratio of net investment income to average net assets	1.22	.41	.96
Net Assets, end of period ($ X 1,000)	44,672	73,774	60,388

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

Class D Shares	Year Ended April 30,		
	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income–net	.009	.003	.007
Distributions:			
Dividends from investment income–net	(.009)	(.003)	(.007)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	.94	.30	.72
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.10	1.10	1.10
Ratio of net expenses to average net assets	1.02	.80	.87
Ratio of net investment income to average net assets	.90	.29	.62
Net Assets, end of period ($ X 1,000)	28,356	2,474	1,284

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

CitizensSelect Prime Money Market Fund (the "fund") is a separate, diversified series of CitizensSelect Funds (the "Company"). The Company is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Company has entered into an Administrative Service Plan and Omnibus Account Services Agreement with Citizens Financial Group, Inc. ("Citizens").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold without a sales charge. Shares of the fund may not be purchased directly by individuals, although Citizens may purchase fund shares for accounts maintained by individuals. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class D. Class C and Class D shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act. Class B, Class C and Class D shares are subject to an Administrative Services Plan, and each share class is subject to an omnibus account services fee. The fund is sold exclusively to affiliates of Citizens and certain other institutions, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $5,257 is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $178 of the carryover expires in fiscal 2012 and $5,079 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004, respectively, were all ordinary income.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee, interest, taxes, brokerage fees, Rule 12b-1 distribution plan fees, administrative services plan fees, omnibus account services plan fees and extraordinary expenses.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class D shares pay the Distributor for distributing, advertising and marketing their shares at an annual rate of

.25 of 1% of the value of the average daily net assets of Class C shares and .65 of 1% of the value of the average daily net assets of Class D shares. The Distributor may pay all or a part of the fees paid pursuant to the Plan to Citizens or other approved institutions that have purchased Class C or Class D shares for the benefit of others. The fees payable under each Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2005, Class C and Class D shares were charged $105,113 and $63,029, respectively, pursuant to the Plan. The Distributor had undertaken from May 1, 2004 through April 30, 2005 to waive a portion of Rule 12b-1 fees. The reduction in Rule 12b-1 fees, pursuant to the undertaking amounted to $7,608 for Class D shares.

(c) Under the Administrative Services Plan, Class B, Class C and Class D shares pay Citizens at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as providing reports and other fund communications to shareholders, withholding taxes, disbursing dividends and capital gain distributions, and providing statements for such distributions, administering proxies and such related services as the fund may reasonably request. During the period ended April 30, 2005, Class B, Class C and Class D shares were charged $581,764, $105,113 and $24,242, respectively, pursuant to the Administrative Services Plan.

(d) Under the Omnibus Account Services Agreement, the fund pays Citizens at an annual rate of .10 of 1% of the value of the average daily net assets for the provision of certain services. The services may include aggregating and processing purchase and redemption requests, transmitting funds for the purchase of shares to the fund, transmitting redemption proceeds to redeeming beneficial owners of the shares, maintaining records of fund shares transactions, preparing shareholder statements and such other related services as the fund may reasonably request. During the period ended April 30, 2005, Class A, Class B, Class C and Class D shares were charged $113,929, $232,706, $42,045 and $9,697, respectively, pursuant to the Omnibus Account Services Agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $36,728 and Rule 12b-1 distribution plan fees $23,348, which are offset against an expense reimbursement currently in effect in the amount of $1,118.

The components of Due to Citizens in the Statement of Assets and Liabilities consist of: administrative services plan fees $63,968 and omnibus account services plan fees $36,485.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly

charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
CitizensSelect Prime Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of CitizensSelect Prime Money Market Fund (one of the funds comprising CitizensSelect Funds) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statement and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of CitizensSelect Prime Money Market Fund at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 9, 2005

24

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since February 2002.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2002.

CHARLES CARDONA, Executive Vice President since February 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 13 investment companies (comprised of 17 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since February 1981.

MARK N. JACOBS, Vice President since February 2002.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

JEFF PRUSNOFSKY, Secretary since February 2002.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

STEVEN F. NEWMAN, Assistant Secretary since February 2002.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since February 2002.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since February 2002.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

By telephone

Call your Citizens Registered
Representative or
1-800-242-2224.

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

By mail, write to:

CitizensSelect
875 Elm Street NE0212
Manchester, NH 03101

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

CITIZENS
FINANCIAL GROUP, INC.

0462AR0405

CitizensSelect Funds

CITIZENSSELECT TREASURY MONEY MARKET FUND

ANNUAL REPORT   April 30, 2005

CITIZENS
FINANCIAL GROUP, INC.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for CitizensSelect Treasury Money Market Fund, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James G. O'Connor.

While most longer-term investments produced mixed results over the reporting period, higher interest rates helped improve the yields of money market instruments. Between the Federal Reserve Board's initial rate hike in June 2004 and the reporting period's end, the overnight federal funds rate rose from 1% to 2.75%. What's more, yield differences across the money market's maturity spectrum have widened, offering investors opportunities to capture incrementally higher levels of current income.

In this rising interest-rate environment, the money market investments that are right for you depend on your current liquidity needs, future goals and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your portfolio diversification and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



DISCUSSION OF FUND PERFORMANCE

James G. O'Connor, Portfolio Manager

How did CitizensSelect Treasury Money Market Fund perform during the period?

During the 12-month period ended April 30, 2005, the fund produced yields of 1.49% for Class A shares, 1.24% for Class B shares, 0.99% for Class C shares and 0.74% for Class D shares. Taking into account the effects of compounding, the fund produced effective yields[1] of 1.50% for Class A shares, 1.24% for Class B shares, 0.99% for Class C shares and 0.74% for Class D shares.[2]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests only in securities issued or guaranteed as to principal and interest by the U.S. government.

What other factors influenced the fund's performance?

The fund was influenced by steadily rising interest rates in a moderately growing U.S. economy. Just as the reporting period began, an unexpectedly strong employment report and rising energy prices led to concerns that long-dormant inflationary pressures might be reemerging, and money market yields at the longer end of the maturity spectrum began to rise. At the same time, investors began to anticipate that the Federal Reserve Board (the "Fed") might tighten monetary policy as early as the next meeting of the Federal Open Market Committee ("FOMC") in June. Indeed, on June 30, the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years.

However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. As a result, longer-term bond prices rallied and their yields fell. Money market yields rose, however, when the Fed again increased the federal funds rate at the August and September FOMC meetings.

Economic activity continued to gather momentum in the fall of 2004, and energy prices hit their 2004 peak in October. In November, the end of the presidential election lifted a cloud of uncertainty from the financial markets, and at its December 2004 FOMC meeting, the Fed stated that economic activity was growing at a moderate pace and job creation was on an upward trend. It was later confirmed that the U.S. economy grew at a 3.8% annualized rate during the fourth quarter of 2004 and by a relatively robust 4.4% rate for the year overall.

As most analysts expected, the Fed raised its target for the federal funds rate at its FOMC meetings in February and March 2005. In its announcement of the March rate increase to 2.75%, the Fed noted that "pressures on inflation have picked up in recent months and pricing power is more evident." This more hawkish tone, together with additional evidence of economic strength, caused investors' inflation concerns to intensify.

Even as the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might be hitting another soft patch. However, it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. While these data provided some encouragement that high energy prices had not hindered the economic expansion, difficulties encountered by the airline and automotive industries were regarded as threats to consumer and business confidence and spending in the months ahead.

In this rising interest-rate environment, we began early in the reporting period to shift toward a more defensive investment posture by allowing the fund's weighted average maturity to fall toward a range we consider shorter than industry averages. While we generally maintained this position throughout the remainder of the reporting period, we occasionally shortened or extended the fund's weighted average maturity to reflect prevailing market conditions and the proximity of upcoming FOMC meetings.

What is the fund's current strategy?

Just days after the reporting period's end, the Fed implemented its eighth consecutive rate hike, increasing the federal funds rate to 3%. Like many market participants, we expect further increases in short-term interest rates as the Fed attempts to reach a "neutral" posture, but we believe that recent economic cross-currents have made the Fed more sensitive to incoming economic data. Accordingly, we have continued to maintain the fund's relatively short weighted average maturity in an attempt to boost liquidity and capture potentially higher yields should they become available.

May 16, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

[2] *Yield provided for Class D shares reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield and effective yield for Class D would have been 0.68% for both.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in CitizensSelect Treasury Money Market Fund from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2005

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.00	$ 2.24	$ 3.48	$ 5.22
Ending value (after expenses)	$1,009.80	$1,008.50	$1,007.30	$1,005.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

	Class A	Class B	Class C	Class D
Expenses paid per $1,000†	$ 1.00	$ 2.26	$ 3.51	$ 5.26
Ending value (after expenses)	$1,023.80	$1,022.56	$1,021.32	$1,019.59

† *Expenses are equal to the fund's annualized expense ratio of .20% for Class A, .45% for Class B, .70% for Class C and 1.05% for Class D; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2005

U.S. Treasury Bills−100.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
5/5/2005	2.48	27,598,000	27,590,441
5/12/2005	2.61	53,000,000	52,957,917
5/19/2005	2.65	50,000,000	49,934,000
5/26/2005	2.67	16,694,000	16,663,220
6/9/2005	2.65	60,000,000	59,828,400
6/23/2005	2.70	32,149,000	32,021,978
6/30/2005	2.77	21,285,000	21,187,363
7/7/2005	2.75	25,000,000	24,872,747
7/14/2005	2.72	30,000,000	29,833,192
7/21/2005	2.78	36,900,000	36,671,210
8/11/2005	2.93	40,000,000	39,673,433
Total Investments (cost $391,233,901)		**100.0%**	**391,233,901**
Liabilities, Less Cash and Receivables		**(.0%)**	**(87,776)**
Net Assets		**100.0%**	**391,146,125**

Portfolio Summary†

	Value (%)
U.S. Treasuries	**100.0**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	391,233,901	391,233,901
Receivable for investment securities sold		39,999,105
Interest receivable		323,238
		431,556,244
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(d)		40,404
Due to Citizens–Note 2(d)		71,078
Cash overdraft due to Custodian		625,204
Payable for investment securities purchased		39,673,433
		40,410,119
Net Assets ($)		**391,146,125**
Composition of Net Assets ($):		
Paid-in capital		391,156,877
Accumulated net realized gain (loss) on investments		(10,752)
Net Assets ($)		**391,146,125**

Net Asset Value Per Share

Class A Shares	
Net Assets ($)	210,987,051
Shares Outstanding	210,988,992
Net Asset Value Per Share ($)	**1.00**
Class B Shares	
Net Assets ($)	153,922,327
Shares Outstanding	153,930,570
Net Asset Value Per Share ($)	**1.00**
Class C Shares	
Net Assets ($)	20,726,817
Shares Outstanding	20,727,389
Net Asset Value Per Share ($)	**1.00**
Class D Shares	
Net Assets ($)	5,509,930
Shares Outstanding	5,509,926
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2005

Investment Income ($):	
Interest Income	**6,601,902**
Expenses:	
Management fee–Note 2(a)	377,353
Administrative service fees–Note 2(c)	606,417
Omnibus account service fees–Note 2(d)	377,353
Distribution plan fees–Note 2(b)	48,578
Total Expenses	**1,409,701**
Less–waiver of fees due to undertakings–Note 2(b)	(780)
Net Expenses	**1,408,921**
Investment Income–Net	**5,192,981**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(4,335)**
Net Increase in Net Assets Resulting from Operations	**5,188,646**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2005	2004
Operations ($):		
Investment income–net	5,192,981	1,908,340
Net realized gain (loss) on investments	(4,335)	(5,145)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,188,646**	**1,903,195**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,331,611)	(590,327)
Class B shares	(2,670,662)	(1,275,172)
Class C shares	(173,887)	(42,683)
Class D shares	(16,821)	(158)
Total Dividends	**(5,192,981)**	**(1,908,340)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	452,231,880	166,624,920
Class B shares	970,633,664	1,049,983,777
Class C shares	44,331,866	29,485,281
Class D shares	6,418,946	557,118
Dividends reinvested:		
Class A shares	27,207	160,103
Class B shares	160,344	72,590
Class C shares	78,147	27,180
Class D shares	16,821	158
Cost of shares redeemed:		
Class A shares	(315,006,893)	(166,405,561)
Class B shares	(966,629,202)	(1,099,078,679)
Class C shares	(38,511,296)	(30,011,177)
Class D shares	(1,113,404)	(408,616)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**152,638,080**	**(48,992,906)**
Total Increase (Decrease) in Net Assets	**152,633,745**	**(48,998,051)**
Net Assets ($):		
Beginning of Period	238,512,380	287,510,431
End of Period	**391,146,125**	**238,512,380**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,		
Class A Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.015	.008	.013
Distributions:			
Dividends from investment income—net	(.015)	(.008)	(.013)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.50	.77	1.32
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.20	.20	.20
Ratio of net expenses to average net assets	.20	.20	.19
Ratio of net investment income to average net assets	1.55	.76	1.24
Net Assets, end of period ($ X 1,000)	210,987	73,735	73,357

[a] From May 1, 2002 (commencement of operations) to April 30, 2003.
See notes to financial statements.

	Year Ended April 30,		
Class B Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.012	.005	.011
Distributions:			
Dividends from investment income−net	(.012)	(.005)	(.011)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.25	.51	1.08
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.45	.45	.45
Ratio of net expenses to average net assets	.45	.45	.42
Ratio of net investment income to average net assets	1.30	.51	.99
Net Assets, end of period ($ X 1,000)	153,922	149,761	198,787

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

Class C Shares	Year Ended April 30,		
	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income–net	.010	.003	.009
Distributions:			
Dividends from investment income–net	(.010)	(.003)	(.009)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	.99	.26	.88
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.70	.70	.70
Ratio of net expenses to average net assets	.70	.70	.61
Ratio of net investment income to average net assets	1.05	.26	.89
Net Assets, end of period ($ X 1,000)	20,727	14,828	15,327

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

	Year Ended April 30,		
Class D Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income–net	.007	.002	.006
Distributions:			
Dividends from investment income–net	(.007)	(.002)	(.006)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	.74	.18	.62
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.10	1.10	1.10
Ratio of net expenses to average net assets	1.04	.77	.89
Ratio of net investment income to average net assets	.71	.16	.45
Net Assets, end of period ($ X 1,000)	5,510	188	39

[a]   *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

CitizensSelect Treasury Money Market Fund (the "fund") is a separate, diversified series of CitizensSelect Funds (the "Company"). The Company is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Company has entered into an Administrative Service Plan and Omnibus Account Services Agreement with Citizens Financial Group, Inc. ("Citizens").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold without a sales charge. Shares of the fund may not be purchased directly by individuals, although Citizens may purchase fund shares for accounts maintained by individuals. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class D. Class C and Class D shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act. Class B, Class C and Class D shares are subject to an Administrative Services Plan, and each share class is subject to an omnibus account services fee. The fund is sold exclusively to affiliates of Citizens and certain other institutions, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $10,752 is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $1,272 of the carryover expires in fiscal 2011, $5,145 expires in fiscal 2012 and $4,335 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004, respectively, were all ordinary income.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee, interest, taxes, brokerage fees, Rule 12b-1 distribution plan fees, administrative services plan fees, omnibus account services plan fees and extraordinary expenses.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class D shares pay the Distributor for distributing, advertising and marketing their shares at an annual rate of .25 of 1% of the value of the average daily net assets

of Class C shares and .65 of 1% of the value of the average daily net assets of Class D shares. The Distributor may pay all or a part of the fees paid pursuant to the Plan to Citizens or other approved institutions that have purchased Class C or Class D shares for the benefit of others. The fees payable under each Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2005, Class C and Class D shares were charged $40,574 and $8,004, respectively, pursuant to the Plan. The Distributor had undertaken from May 1, 2004 through April 30, 2005 to waive a portion of Rule 12b-1 fees. The reduction in Rule 12b-1 fees, pursuant to the undertaking amounted to $780 for Class D shares.

(c) Under the Administrative Services Plan, Class B, Class C and Class D shares pay Citizens at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as providing reports and other fund communications to shareholders, withholding taxes, disbursing dividends and capital gain distributions, and providing statements for such distributions, administering proxies and such related services as the fund may reasonably request. During the period ended April 30, 2005, Class B, Class C and Class D shares were charged $562,764, $40,574 and $3,079, respectively, pursuant to the Administrative Services Plan.

(d) Under the Omnibus Account Services Agreement, the fund pays Citizens at an annual rate of .10 of 1% of the value of the average daily net assets for the provision of certain services. The services may include aggregating and processing purchase and redemption requests, transmitting funds for the purchase of shares to the fund, transmitting redemption proceeds to redeeming beneficial owners of the shares, maintaining records of fund shares transactions, preparing shareholder statements and such other related services as the fund may reasonably request. During the period ended April 30, 2005, Class A, Class B, Class C and Class D shares were charged $134,787, $225,105, $16,230 and $1,231, respectively, pursuant to the Omnibus Account Services Agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $33,152 and Rule 12b-1 distribution plan fees $7,252.

The components of Due to Citizens in the Statement of Assets and Liabilities consist of: administrative services plan fees $38,254 and omnibus account services plan fees $32,824.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages,

rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
CitizensSelect Treasury Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of CitizensSelect Treasury Money Market Fund (one of the funds comprising CitizensSelect Funds) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of CitizensSelect Treasury Money Market Fund at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 9, 2005

For state individual income tax purposes, the fund hereby designates 100% of the ordinary income dividends paid during its fiscal year ended April 30, 2005, as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

————————

Clifford L. Alexander, Jr. (71)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

————————

Lucy Wilson Benson (77)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

STEPHEN E. CANTER, President since February 2002.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2002.

CHARLES CARDONA, Executive Vice President since February 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 13 investment companies (comprised of 17 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since February 1981.

MARK N. JACOBS, Vice President since February 2002.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

JEFF PRUSNOFSKY, Secretary since February 2002.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

STEVEN F. NEWMAN, Assistant Secretary since February 2002.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since February 2002.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since February 2002.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

By telephone

Call your Citizens Registered
Representative or
1-800-242-2224.

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

By mail, write to:

CitizensSelect
875 Elm Street NE0212
Manchester, NH 03101

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

CITIZENS
FINANCIAL GROUP, INC.

0466AR0405